Brown Shoe Company, Inc.

Edelman Shoe, Inc.

The Basketball Marketing Company, Inc.

American Sporting Goods Corporation

Bennett Footwear Group LLC

Buster Brown & Co.

Brown Shoe International Corp.

Brown Group Retail, Inc.

Sidney Rich Associates, Inc.

Shoes.com, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105

Brown Shoe Company of Canada Ltd 1857 Rogers Road Perth, Ontario K7H3E8

August 1, 2011

Via EDGAR and Facsimile (202-772-9209)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  David Link

Re:       Brown Shoe Company, Inc., Edelman Shoe, Inc., The Basketball Marketing Company, Inc., American Sporting Goods Corporation, Brown Shoe Company of Canada Ltd, Bennett Footwear Group LLC, Buster Brown & Co., Brown Shoe International Corp., Brown Group Retail, Inc., Sidney Rich Associates, Inc., and Shoes.com, Inc.; Registration Statement on Form S-4 (Nos. 333-175574, 333-175574-01, 333-175574-02, 333-175574-03, 333-175574-04, 333-175574-05, 333-175574-06, 333-175574-07, 333-175574-08, 333-175574-09, and 333-175574-10)

Dear Mr. Link:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, the undersigned registrants, Brown Shoe Company, Inc., Edelman Shoe, Inc., The Basketball Marketing Company, Inc., American Sporting Goods Corporation, Brown Shoe Company of Canada Ltd, Bennett Footwear Group LLC, Buster Brown & Co., Brown Shoe International Corp., Brown Group Retail, Inc., Sidney Rich Associates, Inc., and Shoes.com, Inc., hereby request that the effectiveness of the above-referenced registration statements be accelerated to August 3, 2011, at 3:00 p.m. Eastern Time, or as soon thereafter as practicable.

In addition, the registrants hereby acknowledge that:

•                    should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                    the registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Robert J. Endicott at (314) 259-2447 or Matthew E. Johnson at (314) 259-2261 if you have any questions or comments.  Thank you for your continued assistance.

Very truly yours,

Brown Shoe Company, Inc.

Edelman Shoe, Inc.

The Basketball Marketing Company, Inc. American Sporting Goods Corporation Brown Shoe Company of Canada Ltd Bennett Footwear Group LLC

Buster Brown & Co.

Brown Shoe International Corp.

Brown Group Retail, Inc.

Sidney Rich Associates, Inc.

Shoes.com, Inc.

     as to each of the foregoing,

By:/s/ Michael I. Oberlander

Michael I. Oberlander
Senior Vice President, General Counsel and  Corporate Secretary